November 27, 2024

Kriangkrai Chaimongkol
Chief Executive Officer
Thoughtful Media Group Inc.
7 Sumerpoint Building, 3rd Floor, Room No. 301-302
Soi Sukhumvit 69 (Saleenimit)
Prakanong Nua Sub-district
Wattana District, Bangkok City, Thailand

       Re: Thoughtful Media Group Inc.
           Amendment No. 3 to Registration Statement on Form S-1
           Filed November 1, 2024
           File No. 333-281589
Dear Kriangkrai Chaimongkol:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 29, 2024 letter.

Amendment No. 3 to Registration Statement on Form S-1 filed November 1, 2024 General

1. We continue to consider your response to prior comment 3, however, it appears that the investors in the private placement were not irrevocably bound to purchase such securities at the time you initially filed this registration statement on August 15,
       2024. In this regard, you amended the securities purchase agreement with Creative
       Vision Digital Limited on September 20, 2024 to increase the subscription amount of securities to be purchased. Additionally, the securities purchase agreements with Grit
       Multi-Strategies Investment Company Limited and G Bridge Global
Investment
       Limited were not entered into until September 20, 2024 and October 15, 2024,
 November 27, 2024
Page 2

      respectively. Revise to remove such shares from this registration statement or tell us how you believe that each investor was irrevocably bound as of the date you filed this registration statement. Refer to Securities Act Sections Compliance and Disclosure
      Interpretation 139.06 located at our web-site.
        Please contact Nasreen Mohammed at 202-551-3773 or Doug Jones at 202-551-3309
if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Mara Ransom at 202-551-3264
with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:   Ted Paraskevas, Esq.